


03052227

...ED STATES
...EXCHANGE COMMISSION
...gton, D.C. 20549

Expires: September 30, 1998
Estimated average burden
hours per response ............12.00

SEC FILE NUMBER
8- 44681

**...AUDITED REPORT**
**FORM X-17A-5**
**PART III**

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/01/02 (MM/DD/YY) AND ENDING 09/30/03 (MM/DD/YY)

### A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Performance Funds Distributor, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 State Street, Suite 1300
(No. and Street)

Boston (City) MA (State) 02109-1803 (Zip Code)

NAME AND TELEPHONE OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Bucher 614-470-8661
(Area Code – Telephone No.)

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

100 East Broad Street (Address) Columbus (City) OH (State) 43215 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 04 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, Robert Bucher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Performance Funds Distributor, Inc., as of September 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Robert Bucher
Signature

Financial and Operations Principal
Title


NOTARIAL SEAL
STATE OF OHIO

DIANE R. WENDEL BAKER
Notary Public, State of Ohio
My Commission Expires 08-20-06

Diane R. Wendel Baker
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanations, or the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between Audited and Unaudited Statement of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Form.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Statement of Cash Flows.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Performance Funds Distributor, Inc.

(A wholly owned subsidiary of The BISYS Group, Inc.)

## Financial Statements and Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and Report of Independent Auditors on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

September 30, 2003

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers LLP**
100 East Broad Street, Suite 2100
Columbus OH 43215
Telephone (614) 225 8700
Facsimile (614) 224 1044

## Report of Independent Auditors

To the Board of Directors and Stockholder of
Performance Funds Distributor, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholder's equity and of cash flows that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, present fairly, in all material respects, the financial position of Performance Funds Distributor, Inc. (a wholly owned subsidiary of The BISYS Group, Inc.) (the "Company") at September 30, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

The Company is a member of a group of affiliated companies and, as disclosed in the financial statements, has extensive transactions and relationships with its affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules on pages 8 and 9 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

November 14, 2003

# Performance Funds Distributor, Inc.
### (A wholly owned subsidiary of The BISYS Group, Inc.)
## Statement of Financial Condition
## September 30, 2003

| | | |
|---|---|---|
| **Assets** | | |
| Investments | $ | 113,703 |
| Distribution fees receivable | | 41,579 |
| Receivable from affiliates | | 18,842 |
| Prepaid NASD fees | | 4,625 |
| Other receivables | | 210 |
| Total assets | $ | 178,959 |
| **Liabilities and Stockholder's Equity** | | |
| Liabilities | | |
| Distribution fees payable | $ | 40,829 |
| Total liabilities | | 40,829 |
| Stockholder's equity | | |
| Common stock, par value $1.00; 1,000 shares authorized, ten shares issued and outstanding | | 10 |
| Capital in excess of par value | | 159,990 |
| Accumulated deficit | | (21,870) |
| Total stockholder's equity | | 138,130 |
| Total liabilities and stockholder's equity | $ | 178,959 |

The accompanying notes are an integral part of these financial statements.

# Performance Funds Distributor, Inc.
### (A wholly owned subsidiary of The BISYS Group, Inc.)
## Statement of Operations
## Year Ended September 30, 2003

| | |
|---|---|
| **Revenues** | |
| Distribution fees | $ 421,138 |
| Commission income | 8,329 |
| Interest income | 118 |
| Total revenues | 429,585 |
| **Expenses** | |
| Distribution expense | 410,519 |
| Administrative service fee to affiliate | 10,057 |
| Intangibles tax | 2,305 |
| Licenses and fees | 600 |
| Loss on securities | 885 |
| Total expenses | 424,366 |
| Net income before taxes | 5,219 |
| Income taxes | 2,089 |
| Net income | $ 3,130 |

The accompanying notes are an integral part of these financial statements.

# Performance Funds Distributor, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)
## Statement of Changes in Stockholder's Equity
## Year Ended September 30, 2003

| | Common Stock | Capital in Excess of Par Value | Retained Earnings/ (Accumulated Deficit) | Total Stockholder's Equity |
|---|---|---|---|---|
| **Balances, September 30, 2002** | $ 10 | $ 159,990 | $ (25,000) | $ 135,000 |
| Net income | - | - | 3,130 | 3,130 |
| **Balances, September 30, 2003** | $ 10 | $ 159,990 | $ (21,870) | $ 138,130 |

The accompanying notes are an integral part of these financial statements.

# Performance Funds Distributor, Inc.
### (A wholly owned subsidiary of The BISYS Group, Inc.)
## Statement of Cash Flows
## Year Ended September 30, 2003

| | | |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net income | $ | 3,130 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Loss on securities | | 885 |
| Increase in distribution fees receivable | | (9,222) |
| Decrease in NASD prepaid fees | | 3,440 |
| Increase in distribution fees payable | | 8,471 |
| Decrease in other receivables | | 90 |
| Net cash provided by operating activities | | 6,794 |
| **Cash flows from investing activities** | | |
| Decrease in investments | | 14,882 |
| Net cash provided by investing activities | | 14,882 |
| **Cash flows from financing activities** | | |
| Decrease in payable to affiliates, net | | (2,834) |
| Increase in receivable from affiliates | | (18,842) |
| Net cash used in financing activities | | (21,676) |
| Net change in cash and cash equivalents | | - |
| Cash and cash equivalents at September 30, 2002 | | - |
| Cash and cash equivalents at September 30, 2003 | $ | - |
| **Supplemental disclosure of cash flow information** | | |
| Cash paid during the year for income taxes | $ | 2,486 |
| Cash paid during the year for interest | $ | - |

The accompanying notes are an integral part of these financial statements.

## 1. Organization

Performance Funds Distributor, Inc. (the "Company") is a wholly owned subsidiary of The BISYS Group, Inc. ("BISYS"). The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company serves as distributor and principal underwriter for Performance Funds Trust (the "Funds") and, as a result, substantially all of the Company's revenues are earned from the distribution of the Funds' shares. The Company earns distribution fees from certain of the Funds, which are determined based on the average daily net assets of the Funds.

The Company also earns commissions on the sale of shares of certain of the Funds.

## 2. Summary of Significant Accounting Policies

**Investments**
Investments include commercial paper with original maturity of 270 days or less and 300 shares of NASDAQ stock valued at $2,415. Debt securities are valued at amortized cost, which approximates fair value. Equity investments are valued at publicly traded prices.

**Intangibles Tax**
The intangibles tax represents a net worth based tax paid by financial institutions to the State of Ohio.

**Income Taxes**
BISYS and its affiliates files a consolidated federal income tax return that includes the Company. BISYS apportions income tax expense or benefit among all of its affiliates based on their taxable income or loss, using corporate statutory rates, adjusted for the effect of any differences of the Company.

**Revenue Recognition**
The Company recognizes commissions, distribution fees and interest income on an accrual basis.

**Use of Estimates**
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those amounts.

## 3. Related-Party Transactions

During the fiscal year ended September 30, 2003, BISYS provided various services to the Company, such as use of office facilities, equipment, personnel and other administrative services. In addition, BISYS, the administrator for the Funds, incurred distribution-related expenses on the Company's behalf. BISYS charged the Company an administrative service fee for these services, which aggregated $10,057. The administrative service fees would not necessarily be the same if an unrelated party provided these services to the Company.

## 4. Net Capital Requirement

As a registered broker-dealer engaged in the sale of redeemable shares of registered investment companies and certain other share accounts, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At September 30, 2003, the Company had net capital under the Rule of $70,669, which was $45,669 in excess of its minimum required net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital at September 30, 2003 was 0.58 to 1.

# Performance Funds Distributor, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)
## Supplemental Schedule-Computation of Net Capital Under Securities and Exchange Commission Rule 15c3-1
## September 30, 2003

| | | |
|---|---|---|
| Total stockholder's equity from statement of financial condition | | $ 138,130 |
| Deductions | | |
| Nonallowable assets | | |
| Distribution fees receivable | $ 41,579 | |
| Investments | 2,415 | |
| Prepaid NASD fees | 4,625 | |
| Receivable from affiliates | 18,842 | 67,461 |
| Haircut on investments | | - |
| Net capital | | 70,669 |
| Net capital requirement (greater of 6-2/3% of aggregate indebtedness or $25,000) | | 25,000 |
| Excess net capital | | $ 45,669 |
| Total aggregate indebtedness | | $ 40,829 |
| Percentage of aggregate indebtedness to net capital | | 58% |

**Statement Pursuant to Paragraph (d)(4) of Rule 17a-5**

There are no material differences between net capital as shown above and the corresponding computation prepared by the Company for inclusion in its unaudited Part IIA FOCUS Report filing at September 30, 2003.

# Performance Funds Distributor, Inc.
(A wholly owned subsidiary of The BISYS Group, Inc.)
## Supplemental Schedule—Determination of Reserve Requirements and Information Relating to Possession or Control Requirement Under Securities and Exchange Commission Rule 15c3-3
## September 30, 2003

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under Subparagraph (k)(1)—all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies, and the Company does not handle customer funds.

**PricewaterhouseCoopers LLP**
100 East Broad Street, Suite 2100
Columbus OH 43215
Telephone (614) 225 8700
Facsimile (614) 224 1044

**Report of Independent Accountants on Internal Control**
**Pursuant to Securities and Exchange Commission Rule 17a-5**

To the Board of Directors and Stockholder of
Performance Funds Distributor, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Performance Funds Distributor, Inc. (a wholly owned subsidiary of The BISYS Group, Inc.) (the "Company") for the year ended September 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

November 14, 2003